Eaton Vance Management

Two International Place

Suite 1400

Boston, MA 02110

617-482-8260

www.eatonvance.com

Exhibit (l)

February 28, 2019

Eaton Vance Senior Income Trust

Two International Place

Boston, MA 02110

Ladies and Gentlemen:

I have acted as counsel to Eaton Vance Senior Income Trust (the “Fund”). I am admitted to practice law in the Commonwealth of Massachusetts. The Fund is a Massachusetts business trust pursuant to the Declaration of Trust dated September 23, 1998, as amended (the “Declaration of Trust”).

I am of the opinion that all legal requirements have been complied with in the creation of the Trust, and that said Declaration of Trust is legal and valid.

This opinion is furnished in connection with the filing with the Securities and Exchange Commission (“SEC”) of Pre-Effective Amendment No. 1 to the Trust’s Registration Statement on Form N-2 (File Nos. 333-227968 and 811-09013) (the “Registration Statement”), for the registration of up to 4,551,438 common shares of beneficial interest of the Trust, no par value (the “Shares”) under the Securities Act of 1933, as amended (the “1933 Act”). This amount represents Shares previously registered on Form N-2 (Reg. No. 333- 207588) and being carried forward as permitted by Rule 415 (a)(6) and Rule 457 (p) under the 1933 Act. The Fund has carried forward 4,551,438 unsold Shares.

The Trustees of the Fund have the powers set forth in the Declaration of Trust, subject to the terms, provisions and conditions therein provided. As provided in the Declaration of Trust, the Trustees may authorize one or more series or classes of shares, without par value, and the number of shares of each series or class authorized is unlimited. Under the Declaration of Trust, the Trustees may from time to time issue and sell or cause to be issued and sold shares of the Fund for cash or for property. All such shares, when so issued, shall be fully paid and nonassessable by the Trust.

Based upon the foregoing, and with respect to Massachusetts law (other than the Massachusetts Uniform Securities Act), only to the extent that Massachusetts law may be applicable and without reference to the laws of the other several states or of the United States of America, I am of the opinion that under existing law:

1.	The Trust is a trust with transferable shares of beneficial interest organized in compliance with the laws of the Commonwealth of Massachusetts, and the Declaration of Trust is legal and valid under the laws of the Commonwealth of Massachusetts.

Securities and Exchange Commission February 28, 2019 Page2

2.	Shares of beneficial interest of the Trust registered by Form N-2 may be legally and validly issued in accordance with the Declaration of Trust upon receipt of payment in compliance with the Declaration of Trust and, when so issued and sold, will be fully paid and nonassessable by the Trust.

Under Massachusetts law, if certain conditions prevail, shareholders of a Massachusetts business trust (such as the Trust) could be deemed to have personal liability for the obligations of the Trust. The Trust’s Declaration of Trust contains an express disclaimer of liability on the part of shareholders and the Trust’s By-laws provide that the Trust shall assume the defense on behalf of any shareholders. The Declaration of Trust also contains provisions limiting the liability of a series or class to that series or class. Moreover, the Trust’s By-laws also provide for indemnification of any shareholder held personally liable solely by reason of being or having been a shareholder for all loss or expense arising from such liability. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which the Trust itself would be unable to meet its obligations.

I consent to the filing of this opinion with the Securities and Exchange Commission as part of the Trust’s registration statement on Form N-2.

Very truly yours,

/s/ Jeanmarie Valle Lee

Jeanmarie Valle Lee

Vice President, Attorney